
March 4, 2020

Ziv Sapir
Comrit Investments 1, LP
9 Ahad Ha'am Street
Tel Aviv, Israel 6129101

> **Re: Healthcare Trust, Inc.**
> **Schedule TO-T**
> **Filed February 26, 2020 by Comrit Investments 1, Limited Partnership**
> **File No. 005-89596**

Dear Mr. Sapir:

We have reviewed the above-captioned filing, and have the following comments. Please respond by replying in writing to this letter and providing us with any requested additional information and/or amending the filing. If you do not believe a comment applies to your facts and circumstances and/or do not believe an amendment is appropriate, please advise us why.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule TO-T

Item 10. Financial Statements

1. Given that the tender offer seeks to buy less than all of the outstanding class of securities, and the named bidder is not subject to the periodic reporting requirements under the Securities Exchange Act of 1934 and rules thereunder, the safe harbor codified at Instruction 2 to Item 10 of Schedule TO is unavailable. Please provide us with a brief legal analysis that explains the basis for the position that the financial condition of the bidder is immaterial to a shareholder's decision whether or not to participate in the tender offer. Alternatively, please revise to disclose the information required by Item 10 of Schedule TO.

Exhibit 95(a)(1) – Offer to Purchase

2. Disclosure on the first page indicates that notice of any such extension, termination, or amendment will promptly be disseminated in compliance with Rule 14d-4(c). The provision that regulates dissemination of such notices, however, has been codified at Rule 14d-4(d)(1). Please revise.

<u>Is the financial conditions of the bidders relevant to my decision to tender in the offer?, p. 4</u>

3. In the context of addressing the sources of funds available to consummate the tender offer, the representation has been made that "the Purchaser has more than adequate resources." For example, in response to a question posed on page 4 directly preceding the one captioned above, the disclosure indicates "the Purchaser currently has sufficient funded capital to fund all of its commitments under this Offer." Please provide us with the factual foundation for these assertions, and advise us whether or not the cash needed to purchase the securities is already available or if the availability of the financial resources is subject to any contingencies. Refer to Item 11 of Schedule TO and corresponding Item 1011(c) of Regulation M-A as well as Section 14(e) of the Securities Exchange Act of 1934.

<u>Section 5. Extension of Tender Period; Termination; Amendment, page 11</u>

4. The disclosure indicates that if the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c) and 14d-6(d). Both of those rule provisions, however, seem inapplicable in the context of a material change. Please revise to cite exclusively to Rule 14d-4(d)(1) and Rule 14e-1, or advise.

<u>Exhibit 99.(a)(4) | Notice of Offer to Purchase for Cash</u>

5. To the extent that the bidder relied upon "Summary publication" as described in Rule 14d-4(a)(2) to disseminate the tender offer to security holders, please advise us of the medium through which the notice was distributed. Alternatively, please advise us how the bidder otherwise complied with Rule 14d-4(a).

*   *   *

We remind you that the Purchaser is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Amos W. Barclay, Esq.